United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2007
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 000-32057
American Physicians Assurance Corporation Retirement Plan
(Full Title of Plan)
American Physicians Capital, Inc.
1301 N. Hagadorn Road
East Lansing, MI 48826-1471
(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal
Executive Office)

American Physicians Assurance
Corporation Retirement Plan
Audited Financial Statements
and Supplemental Schedules
Years ended December 31, 2007 and 2006
with Report of Independent Registered Public Accounting Firm

American Physicians Assurance Corporation
Retirement Plan
Audited Financial Statements and Supplemental Schedules
Years Ended December 31, 2007 and 2006

*	Other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Board of Directors
American Physicians Assurance Corporation
East Lansing, Michigan
We have audited the accompanying statements of net assets available for benefits of American Physicians Assurance Corporation Retirement Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year) and Assets Both Acquired and Disposed of Within the Plan Year as of and for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP
Grand Rapids, Michigan
June 30, 2008

American Physicians Assurance Corporation
Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	December 31,
	2007	2006
Investments, at fair value (Notes 2 and 3):
Guaranteed Income Fund	$2,244,113	$1,629,444
Other participant-directed investments	18,461,134	18,363,710
Participant loans	70,461	91,470

Total investments	20,775,708	20,084,624
Contribution receivable — employer	507,994	523,144

Net assets available for benefits	$21,283,702	$20,607,768

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2007 and 2006

	Year Ended December 31,
	2007	2006
Additions:
Participant contributions	$966,269	$940,087
Participating Employers’ contributions	906,202	927,166
Rollover contributions	153,336	123,234
Interest and dividend income	74,754	64,993
Net realized and unrealized appreciation in fair value of investments	1,001,704	2,174,730

Total additions	3,102,265	4,230,210

Deductions:
Benefit payments	2,426,331	2,552,199

Net increase in assets available for benefits	675,934	1,678,011

Net assets available for benefits at beginning of year	20,607,768	18,929,757

Net assets available for benefits at end of year	$21,283,702	$20,607,768

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
1. Description of the Plan
The following is a description of the American Physicians Assurance Corporation Retirement Plan (“the Plan”) and provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan which covers employees of American Physicians Assurance Corporation, Inc., the Plan’s Sponsor (“Plan Sponsor”) and Alpha Advisors, a participating employer, collectively referred to as the “Participating Employers.” Prudential Retirement Insurance and Annuity Company (“Prudential”) is the Plan’s trustee.
There are two ways in which employees may participate in the Plan. Employees are eligible to participate in the Plan as of January 1 or July 1. Following the completion of 3 months and 250 hours of service, and having reached the age of 21, employees may elect to participate in the contributory component of the Plan (“401(k)”). Following 6 months and 500 hours of service, and having reached the age of 21, employees begin participating in the non-contributory component of the Plan. The Plan’s operations are subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
For the 401(k) component of the Plan, participants can elect to defer and contribute to the Plan up to 50 percent of their pre-tax annual compensation, as defined in the Plan, not to exceed limitations contained in Internal Revenue Code (“IRC”) Section 402 (g). The Participating Employers make a contribution equal to 100 percent of the participant’s deferred compensation, up to three percent of the participant’s eligible compensation, plus 50 percent of the participant’s deferred compensation which exceeds three percent but does not exceed five percent of the participant’s eligible compensation. As discussed in Note 5 — Plan Amendment, beginning in 2007, the Plan was amended to a add true-up match contribution. The true-up match ensures that participants receive the maximum Participating Employer contribution for the Plan year if the participant’s have deferred and contributed at least five percent of the participant’s pre-tax compensation for the Plan year. Participants may also contribute amounts representing distributions from other qualified plans.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
1. Description of the Plan (continued)
Contributions (continued)
In addition, each year the Participating Employers contribute to the non-contributory component of the Plan five-percent of the eligible compensation of each eligible participant. The eligible compensation amount used in determining a participant’s contribution is based on eligible earnings, which include base salary, bonus, overtime and commissions, up to established Internal Revenue Service limits. Participants must be employed on December 31 to be eligible for a contribution to the non-contributory component of the Plan. Forfeitures reduce the total contribution made by the Participating Employers. Forfeitures of the non-vested accounts of terminated employees used to reduce employer contributions were $18,652 and $72,187 for the Plan years ended December 31, 2007 and 2006, respectively.
At December 31, 2007, there was a total contribution receivable of $507,994, which is comprised of $493,593 and $14,401, for the non-contributory portion of the plan and the 401(k) true-up match contribution, respectively. Both amounts were paid by the Participating Employers in first quarter of 2008.
Participants’ Accounts
Each participant’s account is credited with the participant’s deferrals, the Participating Employers’ contribution and the earnings of the participant’s accounts. The participant’s account earnings are based on the number of units of each fund owned by the participant, and vary from participant to participant based on the investment fund options that each individual participant has elected. The benefit to which a participant is entitled in the event of death, disability or separation from service, is the vested total of the participant’s account balance.
Vesting
Relative to the 401(k) component of the Plan, participants are immediately vested in both voluntary employee deferrals and Participating Employers’ matching contributions related to the voluntary employee deferrals, plus earnings thereon.
Vesting for the non-contributory component of the Plan is calculated ratably over five years of credited service.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
1. Description of the Plan (continued)
Investment Options
Upon enrollment in the Plan, a participant may self-direct employee and employer contributions to any of the 21 investment funds that are available under the Plan, as well as to purchase American Physicians Capital, Inc. (“APCapital”) common stock, through the service provider under contract with the trustee of the Plan, Prudential Financial Services. APCapital is the parent company of the Participating Employers. Employee deferrals and employer contributions may not be directed to the self-directed brokerage account option available under the Plan, but rather funds must be transferred into self-directed brokerage account from other funds. The initial transfer into the self-directed brokerage account must be at least $2,500, and subsequent transfers to the fund account must be in amounts of at least $1,000.
Voting Rights
Each participant who owns an interest in the APCapital common stock through the Plan, is entitled to exercise voting rights attributable to the shares allocated to his or her participant account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee shall vote all such shares in the same proportion as the shares for which voting instructions were received from participants.
Payment of Benefits
On termination of service due to retirement, death, disability, or separation, a participant may elect to receive a lump-sum amount equal to the value of his or her account balance. If a participant’s account balance is less than $1,000, a single lump sum payment is required. Benefits are recorded when paid. At December 31, 2007 and 2006 there were no distributions requested, but not yet paid.
Participant Loans
A participant may borrow from the Plan an amount not in excess of 50% of the participant’s vested account balance. In no event can the participant borrow less than $1,000 or more than $50,000. Loans are for a period not exceeding five years, except in the case of loan proceeds used to acquire a principal residence. Loans bear interest at an agreed-upon percentage based on prevailing market rates at the time a participant loan is made, ranging from 6.00% to 10.25% at December 31, 2007.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been presented on the accrual basis.
Investment Valuation and Income Recognition
The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.
Investments in common stock and mutual funds are stated at fair value based on quoted market prices.
Participant loans are valued at their outstanding balances, which approximate fair value.
The Plan adopted Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, in 2006. FSP AAG INV-1 requires insurance contracts held by a defined-contribution plan are required to be reported at fair value. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted semi-annually, and accordingly, contract value, which represents net contributions plus earnings, less participant withdrawals and administrative fees, approximates fair value. Under the group annuity insurance contract issued by Prudential Retirement Insurance and Annuity Company that supports the Guaranteed Income Fund, participants may ordinarily withdraw or transfer all or a portion of their Guaranteed Income Fund account balance at contract value. The contract is effected directly between the Plan Sponsor and the issuer and the repayment of principal and interest credited to participants is a financial obligation of the issuer. Given these provision, the contract is deemed to be fully benefit responsive.
Interest is credited on contract balances using a single “portfolio rate.” Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting, and are based on many factors, including current economic conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. The minimum crediting rate under the contract is 1.50%. The average yields earned by the Plan under the contract for the years ended December 31, 2007 and 2006, were 3.70% each year, which is not materially different than the average yield credited to the participant’s accounts.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
2. Significant Accounting Policies (continued)
Generally, there are not any events that could limit the ability of the Plan to transact at contract value or that would allow the issuer to terminate the contract and which would require the Plan Sponsor to settle at an amount different than contract value.
Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. The change in the difference between current value and the cost of investments is reflected as net realized and unrealized appreciation or depreciation in fair value in the statements of changes in net assets.
All income, as well as all investment gains and losses, is allocated to each participant’s account in the proportion that each participant’s account balance bears to the total of all account balances for each particular fund.
Administrative Expenses
Administrative expenses, with the exception of certain investment expenses of the Plan, were paid by the Participating Employers.
Risks and Uncertainties
The Plan’s investments ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Reclassifications and Adjustments
Common stock issued by APCapital has been included with other participant directed investments in the Statement of Net Assets Available for Benefits at December 31, 2007. APCapital common stock held in the Plan at December 31, 2006, has been reclassified to participant directed investments to conform to the current year’s presentation.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
3. Participant-Directed Investments
At December 31, 2007 and 2006, the following investments, at fair value, exceed five-percent of the value of Plan net assets available for benefits:

	December 31,
	2007	2006
Lifetime Balanced Fd	$5,068,534	$6,544,069
Dryden S&P 500 Index Fund	*	1,794,914
Guaranteed Income Fund	2,244,113	1,629,444
Mid Cap Value/Well Mgmt	1,469,152	1,360,691
Oppenheimer Global Fund	*	1,325,197
Small Cap Growth/TimesSq	1,188,049	1,299,074
LCV/Barrow Hanley Fund	*	1,074,719
Intern Val/LSV Asset Mgt	1,164,095	*
T Rowe Price Growth Stock	1,246,962	*

*	Fair value does not exceed five-percent of the value of Plan assets available for benefits at the respective year end.
During 2007 and 2006 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	For the Year Ended
	December 31,
	2007	2006
Mutual funds	$20,102	$—
Common stock of Participating Employers’ parent company	10,672	39,020
Self-directed brokerage accounts	(58,749)	7,840
Pooled separate accounts	1,029,679	2,127,870

Net realized and unrealized appreciation in fair value of investments	$1,001,704	$2,174,730

4. Related-Party Transactions
The Plan does not consider Participating Employers’ contributions to the Plan to be party-in-interest transactions.
Plan investments include publicly traded common stock of American Physician Capital, Inc., the parent company of the Plan’s Participating Employers.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
4. Related-Party Transactions (continued)
Certain plan investments are funds managed by Prudential, the Plan’s trustee, and as such are considered party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund and charged to each participants’ account on a pro rata basis.
5. Plan Amendment and Restatement
On October 1, 2007, the Plan was amended and restated to comply with certain provisions of the Pension Protection Act of 2006. The changes to the Plan affected by the amendment are as follows.
•	Upon termination of employment, a participant’s non-vested assets will be placed in a participant-level forfeiture account subject to investment gains/losses. Assets will remain in this account until the participant either 1) takes a distribution of vested assets or 2) incurs a five-year break-in-service. At the time of distribution or the five-year break-in-service, non-vested dollars will be forfeited to the plan and may be used to offset Participating Employers’ contributions to the Plan. This change is effective for all employee terminations occurring on or after January 1, 2008. Prior to January 1, 2008, non-vested amounts forfeited by participants upon termination were immediately available to offset Participating Employer contributions.

•	Effective January 1, 2008, the Plan will now include Auto-Enrollment and Auto-Escalation features. Auto-Enrollment will occur on the first eligible enrollment date upon an employee satisfying eligibility requirements (January 1 or July 1). Thereafter, auto-enrollment will occur for anyone previously eligible, but not participating, at the beginning of each plan year (January 1). The deferral rate for participants auto-enrolled will default to a three percent pre-tax contribution (effective January 1, 2008). Prior to adding the Auto-Enrollment feature, eligible employees had to positively affirm their participation in the Plan. Auto-Escalation will occur at the beginning of each plan year (January 1 or the closest payroll thereafter) for all participants and will increase the employee deferral rate in one percent increments until a participant reaches a six percent contribution rate (effective January 1, 2008). Previously, participants had to elect to make an increase, or other change, in their deferral rate.

•	Effective January 1, 2008, participants will be allowed to allocate only 20% of their on-going deferrals into APCapital stock. Participants may transfer dollars from any fund in their account to APCapital stock, provided the transaction does not cause the balance of APCapital stock to exceed 20% of the participant’s account balance. Participants will not be required to liquidate their APCapital stock holdings should it exceed 20% of their portfolio due to market value changes. Currently, participants are able to allocate

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
5. Plan Amendment (continued)
up to 50% of their on-going deferrals to, and have up to 50% of their account balance invested in APCapital stock.

•	As discussed in Note 1 — Contributions, The Participating Employers’ 401(k) matching contribution is based on the participant’s elected deferral percentage. The matching contribution is calculated on a per payroll basis, and a participant receives the match only if they are making a contribution in that pay period. This could result in a participant making an annual contribution to the Plan equal to five percent of their pre-tax compensation for the Plan year, but not receiving the full Participating Employer match, which would amount to four percent of the participant’s pre-tax compensation for the Plan year. As a result, the Plan was amended to include a true-up match after the end of the Plan year. The true-up match is determined by looking at the annual pre-tax contribution for each participant and, if the participant contributed five percent or more of their pre-tax compensation during the Plan year, and the maximum Participating Employer match has not been made, the difference is then contributed to the participant’s account in the subsequent Plan year. This true-up match was in effect for the 2007 Plan year, and resulted in an additional matching contribution from the Participating Employers’ of $14,401 for Plan year 2007, which was paid in Plan year 2008.
6. Income Tax Status
The Plan obtained its latest determination letter on November 15, 2002, in which the Internal Revenue Service stated that the plan and related trust, as then designed, were in accordance with applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7. Plan Termination
Although they have not expressed any intent to do so, the Participating Employers have the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA.

American Physicians Assurance Corporation
Retirement Plan
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of Issue, Borrower,	(c)	Description of Investment Including Maturity Date,				(e)	Current
(a)	Lessor or Similar Party		Rate of Interest, Collateral, Par or Maturity Value		(d)	Cost +		Value

*	Prudential Retirement Ins.		Lifetime Balanced Fd	282,651.0105 Units				$5,068,534
*	Prudential Retirement Ins.		Guaranteed Income Fund	69,310.7316 Units				2,244,113
*	Prudential Retirement Ins.		Mid Cap Value/Well Mgmt	66,447.6016 Units				1,469,152
*	Prudential Retirement Ins.		T Rowe Price Growth Stock	35,304.4910 Units				1,246,962
*	Prudential Retirement Ins.		Small Cap Growth/TimesSq	45,937.0229 Units				1,188,049
*	Prudential Retirement Ins.		Intern Val/LSV Asset Mgt	75,038.8586 Units				1,164,095
*	Prudential Retirement Ins.		Lge Cp Val/LSV Asset Mgmt	51,429.3158 Units				1,015,034
*	Prudential Retirement Ins.		Oppenheimer Global Fund	10,574.4999 Units				921,249
*	Prudential Retirement Ins.		LCV/Barrow Hanley Fund	51,183.3213 Units				869,434
*	Prudential Retirement Ins.		Core Bond Enhan Index	52,197.9739 Units				854,622
*	Prudential Retirement Ins.		Dryden S&P 500 Index Fund	8,876.6781 Units				781,526
*	Prudential Retirement Ins.		Lifetime Growth Fd	42,046.0999 Units				773,818
*	Prudential Retirement Ins.		Mid Cap Growth/Artisan	36,005.6891 Units				532,203
*	Prudential Retirement Ins.		Small Cap Val/Kennedy Fd	29,112.9242 Units				476,933
*	Prudential Retirement Ins.		Lifetime Aggressive	23,281.4879 Units				431,700
*	Prudential Retirement Ins.		AllianceBernstein Balanc	15,258.9253 Units				349,967
*	Prudential Retirement Ins.		Davis NY Venture Cl A Shr	7,059.9792 Units				295,831
	AIM Funds		AIM Developing Markets A	8,413.2575 Units				282,770
*	Prudential Ret. Brokerage Svcs		American Physicians Capital, Inc. Common Stock	5,520.2381 Units				228,869
*	Prudential Ret. Brokerage Svcs		Self Directed Brokerage Accounts	157,245.5300 Units				157,245
*	Prudential Retirement Ins.		Lifetime Conservative	8,387.4278 Units				149,229
*	Prudential Retirement Ins.		Lifetime Income & Equity	7,534.5328 Units				130,567
*	Prudential Retirement Ins.		Pru Short-Term Bond Fund	5,216.1156 Units				73,345

								20,705,247

*	Participant Loans		Interest rates of 6.00% to 10.25% maturing between 2008 and 2012.					70,461

	Total Investments							$20,775,708

*	Denotes a party-in-interest.

+	Information not required per Department of Labor reporting requirements.
Employer identification number: 38-2102867
Three digit plan number: 002

American Physicians Assurance Corporation
Retirement Plan
Schedule H
Schedule of Assets Both Acquired and Disposed of Within the Plan Year
December 31, 2007

			(c) Cost of	(d) Proceeds of
(a) Issue or Identity of Party for Fund	(b)	Description of Investment	Acquisitions	Disposition

Caterpillar Inc		Corporate Stock - Common	$17,958	$22,392
NYSE Euronext		Corporate Stock - Common	20,755	23,097

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Physicians Assurance Corporation Retirement Plan
Date: June 30, 2008	/s/ Nancy Axtell
Nancy Axtell,
Vice President of Human Resources American Physicians Capital, Inc.